UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
SCHEDULE 13E-3
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 9)

EMMIS COMMUNICATIONS CORPORATION
(Name of Subject Company (Issuer))
Emmis Communications Corporation (Issuer and Filing Person)
Jeffrey H. Smulyan (Filing Person and Offeror)
JS Acquisition, LLC (Filing Person and Offeror)
JS Acquisition, Inc. (Filing Person and Offeror)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

6.25% Series A Cumulative Convertible Preferred Stock, Par Value $0.01
(Title of Class of Securities)

291525202
(CUSIP Number of Class of Securities)

c/o James A. Strain
Taft Stettinius & Hollister LLP
One Indiana Square
Suite 3500
Indianapolis, Indiana 46204
Telephone: (317) 713-3500
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
James M. Dubin, Esq.
Kelley D. Parker, Esq.
Lawrence G. Wee, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Telephone: (212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$68,796,573	$4,906

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee. As of May 24, 2010, Emmis Communications Corporation (“Emmis”) had outstanding 2,809,170 shares of 6.25% Series A Cumulative Convertible Preferred Stock, par value $0.01 (the “Existing Preferred Stock”). The calculation is based on the assumption that all outstanding shares of the Existing Preferred Stock will be acquired by Emmis in the Exchange Offer, and is based on the average of the high and low sales prices of the Existing Preferred Stock on May 24, 2010 being $24.49, as reported on the Nasdaq Global Select Market. Based on this average, the total transaction value is equal to $68,796,573.

(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010, issued December 12, 2009. The fee equals $71.30 per one million dollars of transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,906	Filing Party:	Emmis Communications Corporation, Jeffrey H. Smulyan, JS Acquisition, LLC and JS Acquisition, Inc.

Form or Registration No.:	Schedule TO-I/Schedule 13E-3	Date Filed:	May 27, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 9 (this “Amendment No. 9”) amends and supplements the combined Issuer Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement originally filed on May 27, 2010, as amended and restated by Amendment No. 1 filed on June 23, 2010, Amendment No. 2 filed on July 1, 2010, Amendment No. 3 filed on July 6, 2010 and, as amended and supplemented by Amendment No. 4 filed on August 4, 2010, Amendment No. 5 filed on August 9, 2010, Amendment No. 6 filed on August 16, 2010, Amendment No. 7 filed on August 23, 2010 and Amendment No. 8 filed on August 30, 2010 (as amended and supplemented, the “Schedule TO/13E-3”).
     The Schedule TO/13E-3 relates to the offer (the “Exchange Offer”) by Emmis Communications Corporation, an Indiana corporation (“Emmis”) to issue up to $84,275,100 aggregate principal amount of new 12% PIK Senior Subordinated Notes due 2017 (the “New Notes”) in exchange for any and all shares of its 6.25% Series A Cumulative Convertible Preferred Stock, Par Value $0.01 (the “Existing Preferred Stock”), at a rate of $30.00 principal amount of New Notes for each $50.00 liquidation preference of Existing Preferred Stock, subject to the terms and conditions of the Proxy Statement/Offer to Exchange, dated July 6, 2010 (as amended from time to time, the “Proxy Statement/Offer to Exchange”). Jeffrey H. Smulyan, JS Acquisition, LLC and JS Acquisition, Inc. are deemed to be co-bidders and offerors in the Exchange Offer.
     All capitalized terms used in this Amendment No. 9 without definition have the meanings ascribed to them in the Schedule TO/13E-3 or the Proxy Statement/Offer to Exchange.
     The items of the Schedule TO/13E-3 set forth below are hereby amended and supplemented as follows:
Items 1 through 9, 11 and 13.
1.	The Exchange Offer has been extended from 5:00 p.m., New York City time, on Thursday, September 2, 2010 until 5:00 p.m., New York City time, on Wednesday, September 8, 2010. All references in the Proxy Statement/Offer to Exchange, the Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to the Expiration Date of 5:00 p.m., New York City time, on Thursday, September 2, 2010 are hereby amended and restated to refer to 5:00 p.m., New York City time, on Wednesday, September 8, 2010.

2.	As of 5:00 p.m., New York City time, on Thursday, September 2, 2010, 19,824,537 shares of Class A Common Stock had been tendered into and not withdrawn from the JS Acquisition Tender Offer. If not withdrawn at or prior to expiration of the JS Acquisition Tender Offer, these shares of Class A Common Stock would satisfy the Minimum Tender Condition. In addition, as of 5:00 p.m., New York City time, on Thursday, September 2, 2010, 422,803 shares of Existing Preferred Stock had been tendered into and not withdrawn from the Exchange Offer.

3.	“Special Factors—Background” of the Proxy Statement/Offer to Exchange is hereby also amended by inserting the following text after the last paragraph thereof:

“In light of the ongoing discussions between the representatives of JS Acquisition, Emmis and Alden and the representatives of the Locked-Up Holders as of September 3, 2010, Emmis further extended the Exchange Offer until 5:00 p.m., New York City time, on Wednesday, September 8, 2010, initially adjourned the special meeting of Emmis shareholders, which was convened at 6:30 p.m., local time, on Thursday, September 2, 2010, at Emmis’ Headquarters, to vote on the Proposed Amendments, until 8:30 a.m., local time, on Friday, September 3, 2010, and subsequently adjourned the meeting until 6:30 p.m., local time, on Wednesday, September 8, 2010, at Emmis’ Headquarters, and JS Acquisition further extended the JS Acquisition Tender Offer until 5:00 p.m., New York City time, on Wednesday, September 8, 2010. On the same day, Emmis (with the approval of the Committee) consented to the further extension of the JS Acquisition Tender Offer, and JS Parent consented to the further extension of the Exchange Offer, pursuant to the terms of the Merger Agreement. Also on the same day, Alden consented to the further extension of the JS Acquisition Tender Offer and the Exchange Offer pursuant to the terms of the Alden Purchase Agreement. As of September 3, 2010, although an agreement among the various parties remained unlikely, the extension was warranted due to the continuing discussions.

Also on September 3, 2010, JS Acquisition, JS Parent, Mr. Smulyan and Emmis filed an Amendment to their combined Statement on Schedule TO and Schedule 13E-3 with the SEC and issued a press release announcing the further extension of the JS Acquisition Tender Offer. On that same day, Emmis filed Amendment No. 9 to its Schedule TO/13E-3 with the SEC and issued a press release announcing the further extension of the Exchange Offer and the adjournments of the special meeting of Emmis shareholders.”

The press release issued by Emmis on September 3, 2010 is attached hereto as Exhibit (a)(1)(xxv). The press release issued by JS Acquisition has been filed as Exhibit (a)(1)(xxv) to Amendment No. 9 to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on September 3, 2010 and is incorporated herein by reference.

4.	“The Transactions—Certain Legal Matters—Shareholder Litigation” of the Proxy Statement/Offer to Exchange is hereby amended by inserting the following paragraph prior to the last paragraph thereof:

“On September 1, 2010, the parties in both the Primich and Frank cases jointly filed motions to extend the defendants’ time to answer or otherwise respond to the complaints until the Court appoints Lead Plaintiff(s) and Lead Counsel.”
Item 12. Exhibits.
     Item 12 of the Schedule TO/13E-3 is hereby amended and supplemented to add the following exhibits:

(a)(1)(xxiv)	Press Release, dated September 3, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xxv) to Amendment No. 9 to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on September 3, 2010).

(a)(1)(xxv)	Press Release, dated September 3, 2010, issued by Emmis Communications Corporation.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMMIS COMMUNICATIONS CORPORATION
By:	/s/ J. Scott Enright
	Name:	J. Scott Enright
	Title:	Executive Vice President, General Counsel and Secretary

JS ACQUISITION, LLC
By:	/s/ Jeffrey H. Smulyan
	Name:	Jeffrey H. Smulyan
	Title:	President, Treasurer and Secretary

JS ACQUISITION, INC.
By:	/s/ Jeffrey H. Smulyan
	Name:	Jeffrey H. Smulyan
	Title:	President, Treasurer and Secretary

/s/ Jeffrey H. Smulyan
Jeffrey H. Smulyan

Date: September 3, 2010

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)**	Proxy Statement/Offer to Exchange dated July 6, 2010.

(a)(1)(ii)**	Letter of Transmittal.

(a)(1)(iii)**	Notice of Guaranteed Delivery.

(a)(1)(iv)**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)**	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)**	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.

(a)(1)(vii)	Form of Indenture (the “New Notes Indenture”) between Emmis and U.S. Bank National Association, as Trustee, with respect to the 12% PIK Senior Subordinated Notes due 2017 (incorporated by reference to Exhibit T3C to Emmis’ Application on Form T-3, dated May 27, 2010).

(a)(l)(viii)	Form of New Note (included as Exhibit A to the New Notes Indenture).

(a)(l)(ix)	Joint Press Release, dated April 26, 2010, issued by JS Acquisition, Inc. and Alden Global Capital (incorporated by reference to the Statement on Schedule TO of JS Acquisition, dated April 26, 2010).

(a)(l)(x)	Press Release, dated May 26, 2010, issued by Emmis Communications Corporation (incorporated by reference to the Statement on Schedule TO-C & DEFA 14A of Emmis Communications Corporation, dated May 26, 2010).

(a)(1)(xi)	Press Release, dated June 23, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xi) to Amendment No. 1 to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on June 23, 2010).

(a)(1)(xii)	Press Release, dated June 23, 2010, issued by Emmis Communications Corporation (incorporated by reference to the DEFA 14A of Emmis Communications Corporation, dated June 23, 2010).

(a)(1)(xiii)	Press Release, dated July 6, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xiii) to Amendment No. 3 of the amended and restated Schedule TO/13E-3 of Emmis Communications Corporation, dated July 6, 2010).

(a)(1)(xiv)	Press Release, dated August 3, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xv) to Amendment No. 4 to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on August 4, 2010).

(a)(1)(xv)	Press Release, dated August 3, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xv) to Amendment No. 4 of the amended and restated Schedule TO/13E-3 of Emmis Communications Corporation, dated August 4, 2010).

(a)(1)(xvi)	Press Release, dated August 9, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xvii) to Amendment No. 5 to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on August 9, 2010).

(a)(1)(xvii)	Press Release, dated August 9, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xvii) to Amendment No. 5 of the amended and restated Schedule TO/13E-3 of Emmis Communications Corporation, dated August 9, 2010).

(a)(1)(xviii)	Press Release, dated August 13, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xix) to Amendment No. 6 to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on August 16, 2010).

Exhibit	Description

(a)(1)(xix)	Press Release, dated August 13, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xix) to Amendment No. 6 of the amended and restated Schedule TO/13E-3 of Emmis Communications Corporation, dated August 16, 2010).

(a)(1)(xx)	Press Release, dated August 20, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xxi) to Amendment No. 7 to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on August 23, 2010).

(a)(1)(xxi)	Press Release, dated August 20, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xxi) to Amendment No. 7 of the amended and restated Schedule TO/13E-3 of Emmis Communications Corporation, dated August 23, 2010).

(a)(1)(xxii)	Press Release, dated August 30, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xxiii) to Amendment No. 8 to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on August 30, 2010).

(a)(1)(xxiii)	Press Release, dated August 30, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xxiii) to Amendment No. 8 of the amended and restated Schedule TO/13E-3 of Emmis Communications Corporation, dated August 30, 2010).

(a)(1)(xxiv)	Press Release, dated September 3, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xxv) to Amendment No. 9 to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on September 3, 2010).

(a)(1)(xxv)*	Press Release, dated September 3, 2010, issued by Emmis Communications Corporation.

(a)(5)(i)	Complaint of Fritzi Ross, on behalf of herself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, Emmis Communications Corporation, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D13 1004 MF 019005, filed with the Superior Court of Marion County in the State of Indiana on April 27, 2010 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on June 2, 2010).

(a)(5)(ii)	Complaint of Charles Hinkle, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D10 1004 PL 019747, filed with the Superior Court of Marion County in the State of Indiana on April 30, 2010 (incorporated by reference to Exhibit (a)(5)(ii) to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on June 2, 2010).

(a)(5)(iii)	Complaint of William McQueen, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D02 1005 MF 020013, filed with the Superior Court of Marion County in the State of Indiana on May 3, 2010 (incorporated by reference to Exhibit (a)(5)(iii) to the Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on June 2, 2010).

(a)(5)(iv)	Complaint of David Jarosclawicz, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Incorporated, and Emmis Communications Corporation; Cause No. 49D03 1005 PL 020506, filed with the Superior Court of Marion County in the State of Indiana on May 6, 2010 (incorporated by reference to Exhibit (a)(5)(iv) to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on June 2, 2010).

Exhibit	Description

(a)(5)(v)	Complaint of Timothy Stabosz, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D11 1005 PL 021432, filed with the Superior Court of Marion County in the State of Indiana on May 12, 2010 (incorporated by reference to Exhibit (a)(5)(v) to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on June 2, 2010).

(a)(5)(vi)	Complaint of Richard Frank, on behalf of himself and all others similarly situated v. Jeffrey H. Smulyan, Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Lawrence Sorrel, Patrick Walsh, Emmis Communications Corporation, JS Acquisition, Inc., JS Acquisition, LLC, and Alden Global Capital; Cause No. 49D10 1006 PL 025149, filed with the Superior Court of Marion County in the State of Indiana on June 4, 2010 (incorporated by reference to Exhibit (a)(5)(vi) to Amendment No. 4 to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on August 4, 2010).

(a)(5)(vii)	Complaint of Ted Primich, on behalf of himself and all others similarly situated v. Jeffrey Smulyan, Patrick Walsh, Susan Bayh, Gary Kaseff, Richard Leventhal, Lawrence Sorrel, Greg Nathanson, Peter Lund, Emmis Communications Corporation, JS Acquisition, Inc., and JS Acquisition, LLC; Action No. 10-cv-0782SEB-TAB; filed in the United States District Court for the Southern District of Indiana on June 18, 2010 (incorporated by reference to Exhibit (a)(5)(vii) to Amendment No. 1 to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on June 23, 2010).

(a)(5)(viii)	Complaint of Richard Frank, on behalf of himself and others similarly situated v. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 10 CIV 5409, filed in the United States District Court of the Southern District of New York, on July 15, 2010 (incorporated by reference to Exhibit (a)(5)(viii) to Amendment No. 4 to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on August 4, 2010).

(c)(i)	Materials Prepared by Moelis & Company, dated April 19, 2010 (incorporated by reference to Exhibit (c)(i) of Amendment No. 1 to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on June 23, 2010).

(c)(ii)	Material Prepared by BIA Capital Strategies, LLC, dated April 2010 (incorporated by reference to Exhibit (c)(ii) of Amendment No. 2 to the Statement on Schedule TO of Jeffery H. Smulyan, JS Acquisition, Inc. and JS Acquisition, LLC filed with the SEC on July 1, 2010).

(d)(i)	Letter of Intent, dated April 26, 2010, by and between Alden Global Capital and JS Acquisition (incorporated by reference to the Statement on Schedule TO of JS Acquisition, dated April 26, 2010).

(d)(ii)**	Securities Purchase Agreement, dated May 24, 2010 by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (attached as Appendix II to the Proxy Statement/Offer to Exchange).

(d)(iii)**	Form of Amended and Restated Operating Agreement, to be entered into by and among Alden Media Holdings, LLC, Jeffrey H. Smulyan, JS Acquisition, LLC and certain other parties (attached as Appendix III to the Proxy Statement/Offer to Exchange).

(d)(iv)**	Agreement and Plan of Merger, dated May 25, 2010, by and among Emmis, JS Acquisition, LLC and JS Acquisition, Inc. (attached as Appendix IV to the Proxy Statement/Offer to Exchange).

(d)(v)**	Form of Registration Rights Agreement to be entered into by and among JS Acquisition, LLC, Alden Media Holdings, LLC and Jeffrey H. Smulyan on the date of the closing of the transactions contemplated by the Alden Purchase Agreement.

(d)(vi)	Rollover Agreement, dated May 24, 2010, by and among JS Acquisition, LLC, and the Rolling Shareholders (as defined therein) (incorporated by reference to Jeffrey H. Smulyan’s Schedule 13D/A, filed with the Commission on May 27, 2010).

Exhibit	Description

(d)(vii)**	Amendment and Consent Letter Agreement, dated June 23, 2010, by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (attached as Appendix V to the Proxy Statement/Offer to Exchange).

(d)(viii)	Lock-Up Agreement, dated July 9, 2010, by and among the Locked-Up Holders (as defined therein) (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by Amalgamated Gadget, L.P. with the SEC on July 9, 2010).

*	Filed herewith

**	Previously Filed